UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 1-SA

SEMIANNUAL REPORT PURSUANT TO REGULATION A

For the fiscal semiannual period ended: June 30, 2024

CALIFORNIA TEQUILA, Inc.

(Exact name of issuer as specified in its charter)

California	851049284
State or other jurisdiction of incorporation or organization	(I.R.S. Employer Identification No.)

California Tequila, Inc.

30012 Aventura, Suite A

Rancho Santa Margarita, California 92688

 (Full mailing address of principal executive offices)

310-427-9779

(Issuer’s telephone number, including area code)

Class B Non-Voting Common Stock

(Title of each class of securities issued pursuant to Regulation A)

In this semi-annual report, the term “California Tequila,” “we,” “us, “our” or “the Company” refers to California Tequila, Inc., a California corporation.

The following information contains certain forward-looking statements. Forward-looking statements are statements that estimate the happening of future events and are not based on historical fact. Forward-looking statements may be identified by the use of forward-looking terminology, such as “may,” “could,” “expect,” “estimate,” “anticipate,” “plan,” “predict,” “probable,” “possible,” “should,” “continue,” or similar terms, variations of those terms or the negative of those terms. The forward-looking statements specified in the following information have been compiled by our management on the basis of assumptions made by management and considered by management to be reasonable. Our future operating results, however, are impossible to predict and no representation, guaranty, or warranty is to be inferred from those forward-looking statements.

Item 1.	Management’s Discussion and Analysis of Financial Condition and Results of Operations

SUMMARY

Overview

California Tequila, Inc. (the “Company”) was incorporated under the laws of California on April 27, 2020. The Company is principally engaged in the business of importing, marketing, and selling ultra-premium tequila products under its “AsomBroso” brand. AsomBroso is the cognate of the Spanish word for “amazing.” The Company offers AsomBroso Tequila products across the entire price point spectrum of the ultra-premium tequila category from its AsomBroso Silver (USA MSRP $40.00/bottle) to its state of the art 12-year-aged Collaboration Extra Anejo (USA MSRP $2,200.00/bottle). The Company’s flavored whiskeys under its “Knucklenoggin” brand offers four flavors, salted caramel, peanut butter, kettle corn and its newest flavor cinnamon all with a (USA MSRP $22.00/bottle).

The Company’s tequila products are now manufactured at Destiladora de Agave Azul Distillery, situated within Jalisco, Mexico – a province renowned for the production of a Mexican national resource, agave tequila. The move to Destiladora de Agave Azul Distillery allows for the company to produce additive-free products. AsomBroso has been certified by the province of Jalisco to use the geographic distinctions of “Tequila” and/or “Tequila 100% De Agave” and continues to maintain such standards.

The Company currently has distribution of AsomBroso tequilas and Knucklenoggin Whiskey in thirty- eight states, with the intention to expand into new territories.

Results of Operations

Revenue

Revenue for the six-month period ended June 30, 2024 (“Interim 2024”) was $888,839, as compared to $1,137,343 for the six-month period ended June 30, 2023 (“Interim 2023”). The decrease in revenues was primarily due to the slowdown in US economy and the normalization in the sprits markets following two years of outsized growth.

The cost of goods sold are the cost of our Tequila and Whiskey goods, supplies and materials, shipping and materials related to our revenues. The cost of goods sold for Interim 2024 was $274,785 compared to $369,515 for Interim 2023 a decrease of $94,730 or 26%. The improvement in Cost of Goods resulted from increasing the quantity of raw goods (bottles, tops and packaging) purchased and moving tequila production to a new distillery. As a percentage of total revenues for Interim 2024, costs of goods sold was 30% compared to 33% for Interim 2023.

SG&A expenses consist primarily of wages and salaries, payroll expenses, insurance, legal and professional services, including consulting, legal, and accounting fees, rent, utilities, office supplies plus travel expense and other general corporate expenses. Sales and Marketing expenses for Interim 2024, were $113,273 compared to $367,756 for Interim 2023, a 224% decrease. The Company determined that it was necessary to enhance the company’s profitability, we have made the strategic decision to reduce our workforce. This adjustment is part of a broader initiative to streamline operations and position the company for long-term success.

General and administrative (G&A) expenses for Interim 2024 were $755,997 compared to $1,003,437 for Interim 2023, a decrease of $247,440 or 33%. The decrease was due primarily to reducing sales and marketing personal.

Our net loss for Interim 2024 was $(244,417) compared to $(614,164) for Interim 2023. The decrease in net loss was due to: (i) improvements in Cost of Goods and (ii) decreased labor costs.

Liquidity and Capital Resources

Our total current assets on June 30, 2024 were $5,132,874, which included accounts receivable in the amount of $875,640. The Company also receives loans from its founder from time to time to meet operational needs.

As of June 30, 2024, we had cash on hand of $1,527,367, inventory of $2,665,869, and accounts receivable (net) of $845,888 and total liabilities of $444,356.

We expect that our liquidity needs for the next twelve months will be met by continued use of operating cash flows. We believe that we will be able to continue to operate our business for the foreseeable future.

Operating Activities

For Interim 2024, cash used in operating activities was in the amount of $(473,758) compared to $(470,232) for Interim 2023. The increase in cash used in operating activities was mainly due to an increase in on hand inventory needs.

Investing Activities

For Interim 2024, cash used in investing activities remained $0 from $0 for Interim 2023. The company determined it did not need to utilize cash for investing activities during Interim 2024.

Financing Activities

For Interim 2024, cash provided by financing activities did not change from $0 from $0 for Interim 2023. The decrease in cash was the result of no financing activities for the interim 2024.

On April 19, 2020, the Company received an SBA Loan in the amount of $416,500 with an interest rate 3.75%. The monthly payment is $2,030, including principal and interest. The balance of principal and interest will be payable 30 years from the date of the promissory note.  As of Interim 2024, the amount outstanding is $290,020 in principal and $29,000 in interest payable. The Company notes that this loan is not eligible for forgiveness.

In 2022, the Company completed the Regulation A offering and issued 28,424 shares of Class B non-voting Common Stock. The Company initiated a Regulation CF offering of Class B non-voting Common Stock at a price of $9.46 shares. In aggregate, in 2022 the Company issued 59,271 shares of class B non-Voting Common stock pursuant to the crowdfunding offerings for net proceeds of $722,218.

In 2022, the Company issued 2,042,990 shares of Class A Common Stock to an accredited investor for total proceeds of $2,968,279.

In 2023, the Company issued 536,842 shares of Class A Common Stock to an accredited investor for total proceeds of $2,956,721.

As of December 31, 2023, the Company had 10,372,097 shares and 683,420 shares of Class A and Class B Common Stock issued and outstanding, respectively.

Subsequent Events

The following table displays, as of June 30, 2023, the voting securities beneficially owned by (1) any individual director or officer who beneficially owns more than 10% of any class of the Company’s capital stock, (2) all executive officers and directors as a group and (3) any other holder who beneficially owns more than 10% of any class of the Company’s capital stock:

Title of Class	Name of beneficial owner	Address	Amount and nature of beneficial ownership (Shares)	Amount and nature of beneficial ownership acquirable	Percent of Class A	Percent of ALL Classes of Shares
Class A Voting Common Stock	Richard D Gamarra Living Trust	30012 Aventura Rancho Santa Margarita CA 92688	6,948,156	6,948,156	64.0%	60.0%
Class A Voting Common Stock	Rajan Bhadresh Patel	106 Hudson Bridge Ct, Stockbridge, GA 30281	2,598,832	2,598,832	25.3%	23.8%
Class A Voting Common Stock and Class B Non-Voting Stock	Andrew and Anna Ulmer Living Trust	30012 Aventura Rancho Santa Margarita CA 92688	1,156,605	1,156,605	10.7%	10.0%

Trends

Tequila consumption continues to surge to new heights. Specifically:

•	For the year ended December 31, 2023, tequila sales volume increased to 31.6 million (9 liter) cases up from 30.0 million cases.
•	14.1 million (9 liter) cases sold in the USA, were high-end and super-premium tequila brands.
•	USA tequila sales volume increased 339% in 2023 over its 2002 level.
•	The market value of the tequila segment in 2023 reached $6.5 billion, which represents a 578% increase in the USA tequila supplier revenues since 2003.
•	Super-premium brands, priced at US $35 or more at retail, have skyrocketed more than 2123% since 2002.

Due to the aforementioned factors, the Company believes that increased consumption of tequila will continue to grow and shape the tequila market domestically and globally.

Item 2.	Other Information

None.

Item 3.	Financial Statements

The accompanying semiannual consolidated financial statements are unaudited and have been prepared in accordance with the instructions to Form 1-SA. Therefore, they do not include all information and footnotes necessary for a complete presentation of financial position, results of operations, cash flows, and stockholders’ equity in conformity with accounting principles generally accepted in the United States of America. Except as disclosed herein, there has been no material change in the information disclosed in the notes to the consolidated financial statements included in the Company’s Annual Report on Form 1-K for the year ended December 31, 2023. In the opinion of management, all adjustments considered necessary for a fair presentation of the results of operations and financial position have been included, and all such adjustments are of a normal recurring nature. Operating results for the six months ended June 30, 2024, are not necessarily indicative of the results that can be expected for the year ending December 31, 2024.

CALIFORNIA TEQUILA, INC.

Financial Statements

As of June 30, 2024 (unaudited) and December 31, 2023 (audited) and for the six-month periods ended June 30, 2024 and 2023 (unaudited)

(Expressed in United States Dollars)

CALIFORNIA TEQUILA, INC.

BALANCE SHEETS

For the six-month periods Ended June 30, 2024 (Unaudited) and 2023 (Audited)	2023	2024
(USD $ in Dollars)
ASSETS
Current Assets:
Cash & cash equivalents	$157,823	$1,527,367
Accounts receivable—net	886,750	845,888
Due from related party	63,971	-
Inventories	2,528,549	2,665,869
Total current assets	3,637,093	5,039,124

Property and equipment, net	104,265	92,878
Tequila barrel inventory	-	-
Other assets	872	872
Total assets	$3,742,230	$5,132,874

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current Liabilities:
Accounts payable	$94,021	$57,901
Accrued expenses	21,901	44,157
Loan payable, current portion	12,180	24,360
Interest payable	29,000	29,000
Due to related party	-	-
Total current liabilities	157,102	155,418

Loan payable	295,020	288,938
Total liabilities	452,122	444,356

STOCKHOLDERS' EQUITY
Common stock	10,545,625	14,110,928
Additional paid-in capital	175,702	175,702
Subscription receivable	-	-
Retained earnings/(accumulated deficit)	(7,431,219)	(9,598,112)
Total stockholders' equity	3,290,108	4,688,518

Total liabilities and stockholders' equity	$3,742,230	$5,132,874

See accompanying notes to financial statements.

CALIFORNIA TEQUILA, INC.

STATEMENTS OF OPERATIONS (UNAUDITED)

For the six-month periods Ended June 30, 2024 (Unaudited) and 2023 (Audited)	2023	2024
(USD $ in Dollars)
Net revenue	$1,137,343	$888,839
Cost of goods sold	369,515	274,785
Gross profit	767,828	614,054

Operating expenses
General and administrative	1,003,437	755,997
Sales and marketing	367,756	113,273
Total operating expenses	1,371,193	869,270

Operating loss	(603,365)	(255,216)

Interest expense	-	-
Other income	10,799	10,799
Loss before provision for income taxes	(614,164)	(244,417)
Provision/(benefit) for income taxes	-	-

Net Loss	$(614,164)	$(244,417)

In the opinion of management, all adjustments necessary in order to make the interim fiancial statements not misleading have been included.

See accompanying notes to financial statements.

CALIFORNIA TEQUILA, INC.

STATEMENTS OF CHANGES IN STOCKHOLDERS’ EQUITY (UNAUDITED)

For the six-month periods Ended June 30, 2024 (Unaudited) and 2023 (Audited)

	Common Stock
(in $US)	Shares	Amount	Additional Paid-In Capital	Subscription Receivable	‘Members’ Equity	Accumulated Deficit	Total Stockholders’ Equity
Balance—December 31, 2021	8,747,149	$8,457	$5,673,844	$(90,973)	$-	$(4,229,602)	$1,361,726
Issuance of Class A Shares for cash	2,042,990		2,168,279				2,168,279
Issuance of Common Stock, Net of issuance costs	59,271	-	631,155	90,973	-	-	722,128
Stock-based compensation	27,000	-	2,434,620	-	-	-	2,434,620
Net loss	-	-	-	-	-	(3,245,900)	(3,245,900)
Balance—December 31, 2022	10,876,410	$8,457	$10,907,898	$-	$-	$(7,475,502)	$3,440,853
Issuance of Class A Shares for cash	179,107	179	71,973	-	-	-	72,152
Stock-based compensation	-	$-	$1,293,153	$-	$-	$-	$1,293,153
Par value adjustment	-	2,420	(2,420)	-	-	-	-
Net loss	-	-	-	-	-	(2,371,358)	(2,371,358)
Balance—December 31, 2023	11,055,517	$11,056	$12,270,604	$-	$-	$(9,846,860)	$2,434,800
Net loss	-	-	-	-	-	(244,417)	(244,417)
Balance—June 30, 2024	11,055,517	$11,056	$12,270,604	$-	$-	$(10,091,277)	$2,190,383

See accompanying notes to financial statements.

CALIFORNIA TEQUILA, INC.

STATEMENTS OF CASH FLOWS (UNAUDITED)

For the six-month periods Ended June 30, 2024 (Unaudited) and 2023 (Audited)	2023	2024
(USD $ in Dollars)
CASH FLOWS FROM OPERATING ACTIVITIES
Net loss	$(592,566)	$(244,417)
Adjustments to reconcile net loss to net cash used in operating activities:
Bad debt expense	-	-
Depreciation	-	-
Stock-based compensation	-	-
Changes in operating assets and liabilities:
Accounts receivable	184,637	(40,862)
Due from related party	-	-
Inventory	(96,000)	(137,320)
Tequila barrel inventory	-	-
Accounts payable	57,475	(60,771)
Interest payable	7,811	7,811
Other current liabilities	(31,589)	1,801
Net cash used in operating activities	(470,232)	(473,758)

CASH FLOW FROM INVESTING ACTIVITIES
Purchase of property and equipment	-	-
Net cash used in investing activities	-	-

CASH FLOW FROM FINANCING ACTIVITIES
Proceeds (repayment) from loan payable	(12,180)	(2,030)
Line of credit repayment	-	-
Issuance of common stock	-	2,200,000
Dividends / distributions	-	-
Net cash provided/(used) by financing activities	(12,180)	2,197,970

Change in cash	(482,412)	1,724,212
Cash—beginning of year	549,262	51,093
Cash—end of year	$66,850	$1,775,305

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION
Cash paid during the year for interest	$-	$-
Cash paid during the year for income taxes	$-	$-

See accompanying notes to financial statements.

CALIFORNIA TEQUILA, INC.

NOTES TO FINANCIAL STATEMENTS

As of June 30, 2024 (unaudited) and December 31, 2023 (audited) and for the six-month periods ended June 30, 2024 and 2023 (unaudited)

1.	NATURE OF OPERATIONS

California Tequila, Inc. (the “Company”), is a corporation organized April 19, 2019, under the laws of California. The Company was created to import and distribute AsomBroso brand tequila, a high-end ultra-premium tequila made in the Jalisco region of Mexico and Knucklenoggin Whiskey, and assortment of flavored whiskey brands. Products are distributed worldwide.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("US GAAP"). The accompanying unaudited financial statements do not include all the information and notes required by GAAP for complete financial statements. In the opinion of management, all adjustments considered necessary for the fair presentation of the unaudited financial statements for the years presented have been included.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make certain estimates and assumptions that affect the amounts reported in the financial statements and footnotes thereto. Actual results could materially differ from these estimates. It is reasonably possible that changes in estimates will occur in the near term.

Significant estimates inherent in the preparation of the accompanying financial statements include inventory and cost of goods sold, equity transactions and contingencies.

Risks and Uncertainties

The Company has a limited operating history. The Company's business and operations are sensitive to general business and economic conditions in the United States. A host of factors beyond the Company's control could cause fluctuations in these conditions. Adverse conditions may include recession, downturn or otherwise, local competition or changes in consumer taste. These adverse conditions could affect the Company's financial condition and the results of its operations.

Concentration of Credit Risk

The Company maintains its cash with a major financial institution located in the United States of America, which it believes to be credit worthy. The Federal Deposit Insurance Corporation insures balances up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

The Company had certain customers whose revenue individually represented 10% or more of the Company’s total revenue. As of June 30, 2024, and June 30, 2023, one customer account for 55% and 51% of revenue, respectively. As of June 30, 2024, and December 31, 2023, one customer accounted for 12% and 36% of accounts receivable, respectively.

CALIFORNIA TEQUILA, INC.

NOTES TO FINANCIAL STATEMENTS

As of June 30, 2024 (unaudited) and December 31, 2023 (audited) and for the six-month periods ended June 30, 2024 and 2023 (unaudited)

Cash and Cash Equivalents

Cash and cash equivalents include all cash in banks. The Company’s cash are deposited in demand accounts at financial institutions that management believes are creditworthy. As of June 30, 2024, and December 31, 2022, the Company’s cash balances were $1,724,212 and $51,093, respectively.

Accounts Receivable

Accounts receivable due from customers are uncollateralized customer obligations due under normal trade terms requiring payment on receipt of invoice or within 30 days from the invoice date. Accounts receivables are stated at the amount billed to the customer. Payments of accounts receivable are allocated to the specific invoices identified on the customer's remittance advice or, if unspecified, are applied to the earliest unpaid invoices.

The Company estimates an allowance for doubtful accounts based upon an evaluation of the current status of receivables, historical experience, and other factors as necessary. It is reasonably possible that the Company’s estimate of the allowance for doubtful accounts will change.

Inventories

Inventories are valued at the lower of cost and net realizable value. Cost is determined on an average cost basis. Inventory includes finished goods and work in progress. The inventory balances of $2,665,869 and $2,528,549 as of June 30, 2024 and June 30, 2023, respectively, consisted of raw goods and finished products. The Company records impairment and obsolescence reserves against its inventory balances as deemed necessary.

Property and Equipment

Property and equipment are stated at cost. Normal repairs and maintenance costs are charged to earnings as incurred and additions and major improvements are capitalized. The cost of assets retired or otherwise disposed of and the related depreciation are eliminated from the accounts in the period of disposal and the resulting gain or loss is credited or charged to earnings.

Depreciation is computed over the estimated useful lives of the related asset type using the straight-line method for financial statement purposes. The estimated service lives for property and equipment ranges from five to seven years. Leasehold improvements are amortized over the lesser of the useful life of the asset or the lease term.

Impairment of Long-lived Assets

Long-lived assets such as property and equipment are periodically evaluated for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. We look for indicators of a trigger event for asset impairment and pay special attention to any adverse change in the extent or manner in which the asset is being used or in its physical condition. Assets are grouped and evaluated for impairment at the lowest level of which there are identifiable cash flows, which is generally at a location level. Assets are reviewed using factors including, but not limited to, our future operating plans and projected cash flows. The determination of whether impairment has occurred is based on an estimate of undiscounted future cash flows directly related to the assets, compared to the carrying value of the assets. If the sum of the undiscounted future cash flows of the assets does not exceed the carrying value of the assets, full or partial impairment may exist. If the asset carrying amount exceeds its fair value, an impairment charge is recognized in the amount by which the carrying amount exceeds the fair value of the asset. Fair value is determined using an income approach, which requires discounting the estimated future cash flows associated with the asset.

CALIFORNIA TEQUILA, INC.

NOTES TO FINANCIAL STATEMENTS

As of June 30, 2024 (unaudited) and December 31, 2023 (audited) and for the six-month periods ended June 30, 2024 and 2023 (unaudited)

Stock-Based Compensation

The Company accounts for stock-based compensation in accordance with ASC 718, Compensation - Stock Compensation.  Under the fair value recognition provisions of ASC 718, stock-based compensation cost is measured at the grant date based on the fair value of the award and is recognized as expense ratably over the requisite service period, which is generally the option vesting period. The Company uses the Black-Scholes option pricing model to determine the fair value of stock options.

Income Taxes

Income taxes are provided for the tax effects of transactions reporting in the financial statements and consist of taxes currently due plus deferred taxes related primarily to differences between the basis of receivables, property and equipment, intangible assets, and accrued expenses for financial and income tax reporting. The deferred tax assets and liabilities represent the future tax return consequences of those differences, which will either be taxable or deductible when the assets and liabilities are recovered or settled. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized.

There is a 100% valuation allowance against the net operating losses generated by the Company at December 31, 2023.

The Company evaluates its tax positions that have been taken or are expected to be taken on income tax returns to determine if an accrual is necessary for uncertain tax positions. As of December 31, 2023, the unrecognized tax benefits accrual was zero. The Company will recognize future accrued interest and penalties related to unrecognized tax benefits in income tax expense if incurred.

Revenue Recognition

ASC Topic 606, “Revenue from Contracts with Customers” establishes principles for reporting information about the nature, amount, timing and uncertainty of revenue and cash flows arising from the entity’s contracts to provide goods or services to customers.

Revenues are recognized when control of the promised goods or services are transferred to a customer, in an amount that reflects the consideration that the Company expects to receive in exchange for those goods or services. The Company applies the following five steps in order to determine the appropriate amount of revenue to be recognized as it fulfills its obligations under each of its agreements: 1) identify the contract with a customer; 2) identify the performance obligations in the contract; 3) determine the transaction price; 4) allocate the transaction price to performance obligations in the contract; and 5) recognize revenue as the performance obligation is satisfied.

CALIFORNIA TEQUILA, INC.

NOTES TO FINANCIAL STATEMENTS

As of June 30, 2024 (unaudited) and December 31, 2023 (audited) and for the six-month periods ended June 30, 2024 and 2023 (unaudited)

The Company generates revenues by selling liquor products. The Company recognizes revenue from product sales when the goods have been delivered to the customer and the Company has satisfied its performance obligation.

Advertising

The Company expenses advertising costs as they are incurred and include advertising costs related to the Class B Non-Voting Stocks offerings. Total expense related to the offerings was $0 and $0 for the periods ended June 30, 2024, and 2023, respectively.

Fair Value of Financial Instruments

The carrying value of the Company’s financial instruments included in current assets and current liabilities (such as cash and cash equivalents, accounts receivable, accounts payable and accrued expenses approximate fair value due to the short-term nature of such instruments.

The inputs used to measure fair value are based on a hierarchy that prioritizes observable and unobservable inputs used in valuation techniques. These levels, in order of highest to lowest priority, are described below:

Level 1—Quoted prices (unadjusted) in active markets that are accessible at the measurement date for identical assets or liabilities.

Level 2—Observable prices that are based on inputs not quoted on active markets but corroborated by market data.

Level 3—Unobservable inputs reflecting the Company’s assumptions, consistent with reasonably available assumptions made by other market participants. These valuations require significant judgment.

INVENTORY

Inventory was comprised of the following items:

	December 31, 2023	June 30, 2024
Finished goods	1,902,243	1,595,020
Work in progress	-	1,070,849
Inventories, net	1,902,243	2,665,869

As of June 30, 2024, and December 31, 2023, the Company had zero $0.00 and $96,000.00 in tequila barrel inventory, respectively, which consists of tequila product held in barrels for several years before being sold. As such, the amounts are included in non-current assets on the balance sheets.

CALIFORNIA TEQUILA, INC.

NOTES TO FINANCIAL STATEMENTS

As of June 30, 2024 (unaudited) and December 31, 2023 (audited) and for the six-month periods ended June 30, 2024 and 2023 (unaudited)

3.	PROPERTY AND EQUIPMENT

As of June 30, 2024, and December 31, 2023, property and equipment, net consist of:

	December 31, 2023	June 30, 2024
Vehicles	79,035	79,035
Office and warehouse equipment	55,501	55,502
Less: Accumulated depreciation	(36,310)	(41,659)

Property and Equipment, Net	98,226	92,878

Depreciation expense for property and equipment for the year ended June 30, 2024, and the six months ended June 30, 2023, was $41,659 and $21,954 respectively.

4.	LOAN PAYABLE

SBA Loan

On April 19, 2020, California Tequila, Inc., received an SBA Loan in the amount of $416,500 with an interest rate 3.75%. The monthly payment is $2,030, including principal and interest. The balance of principal and interest will be payable 30 years from the date of the promissory note.

As of December 31, 2023, and June 30, 2024, the Company had $315,328 and $295,020 in principal outstanding and $29,000 and $29,000 in interest payable, respectively.

5.	CAPITALIZATION and equity transactions

On June 30, 2020, the articles of incorporation were amended and California Tequila, Inc. is authorized to issue a total of 20,000,000 Class A voting Common Stock shares and 1,500,000 Class B non-voting Common Shares, both at a par value of $0.01.

In 2022, the Company completed the Regulation A offering and issued 28,424 shares of Class B non-voting Common Stock. The Company initiated a Regulation CF offering of Class B non-voting Common Stock at a price of $9.46 shares.

In 2022 the Company issued 59,271 shares of class B non-Voting Common stock pursuant to the crowdfunding offerings for net proceeds of $722,218.

In 2022, the Company issued 27,000 shares of Class B common stock against exercise of stock-based compensation grants for services rendered by employees and non-employees.

In 2022, the Company issued 2,042,990 shares of Class A common stock to an accredited investor for total proceeds of $2,168,279.

CALIFORNIA TEQUILA, INC.

NOTES TO FINANCIAL STATEMENTS

As of June 30, 2024 (unaudited) and December 31, 2023 (audited) and for the six-month periods ended June 30, 2024 and 2023 (unaudited)

In 2023, the Company issued 536,842 shares of Class A Common Stock to an accredited investor for total proceeds of $2,956,721.

In 2023, the Company issued 122,107 shares of Class A common stock against exercise of stock-based compensation grants for services rendered by employees.

As of December 31, 2023, the Company had 10,372,097 shares and 683,420 shares of Class A and Class B Common Stock issued and outstanding, respectively.

6.	Income Taxes

The Company intends to file its income tax return for the period ended December 31, 2024, by the due date set by the Internal Revenue Service. The tax return will remain subject to examination by the Internal Revenue Service under the statute of limitations for a period of three years from the date it is filed.

Since the passage of the Tax Cuts and Jobs Act of 2017 (“TJCA”), net operating losses can be carried forward indefinitely. The Federal net operating loss carryforward (since incorporation in April 2019) as of December 31, 2023, totaled $9,800,000. Net operating loss carryforwards for state income tax purposes approximate those available for Federal income tax purposes. The Company has a book to tax difference due to revenue recognition of contract revenue. It is likely that the net operating loss carryforwards will be exhausted in the tax return for the period ended December 31, 2024.

Management assesses the available positive and negative evidence to estimate if sufficient future taxable income will be generated to use the existing deferred tax assets. On the basis of this evaluation, the Company has determined that it is more likely than not that the Company will not recognize the benefits of the federal and state net deferred tax assets, and, as a result, full valuation allowance has been set against its net deferred tax assets as of December 31, 2023. The amount of the deferred tax asset to be realized could be adjusted if estimates of future taxable income during the carryforward period are reduced or increased.

The Company recognizes the impact of a tax position in the financial statements if that position is more likely than not of being sustained on a tax return upon examination by the relevant taxing authority, based on the technical merits of the position. As of December 31, 2023, the Company had no unrecognized tax benefits.

The Company recognizes interest and penalties related to income tax matters in income tax expense. As of December 31, 2023, the Company had no accrued interest and penalties related to uncertain tax positions.

The Company is subject to examination for its US federal and California jurisdictions for each year in which a tax return was filed.

7.	Commitments and Contingencies

Operating Leases

During 2024 and 2023, the company paid month to month rent for an office space to Tangar 1, LLC.

Rent expense as of June 30, 2024, and December 31, 2023, was $38,325 and $72,030, respectively.

CALIFORNIA TEQUILA, INC.

NOTES TO FINANCIAL STATEMENTS

As of June 30, 2024 (unaudited) and December 31, 2023 (audited) and for the six-month periods ended June 30, 2024 and 2023 (unaudited)

Contingencies

The Company’s operations are subject to a variety of local and state regulations. Failure to comply with one or more of those regulations could result in fines, restrictions on its operations, or losses of permits that could result in the Company ceasing operations.

Litigation and Claims

From time to time, the Company may be involved in litigation relating to claims arising out of operations in the normal course of business. As of September 26, 2023, there were no pending or threatened lawsuits that could reasonably be expected to have a material effect on the results of the Company’s operations.

8.	SUBSEQUENT EVENTS

The Company considers events or transactions that occur after the balance sheets date, but prior to the issuance of the financial statements to provide additional evidence relative to certain estimates or to identify matters that require additional disclosure. Subsequent events have been evaluated through September 12, 2024, which is the date the financial statements were issued.

Item 4. Exhibits

The documents listed in the Exhibit Index of this report are incorporated by reference or are filed with this report, in each case as indicated below.

2.1	Certificate of Incorporation*
2.2	Certificate of Amendment to the Articles of Incorporation*
2.3	Bylaws*
6.1	Entailment and Joint Responsibility Agreement*
6.2	Retroactive Addendum*
6.3	Certificate of Good Standing*

* Filed as an exhibit to the Company’s Offering Statement on Form 1-A (File No. 024-11474) and incorporated by reference.

SIGNATURE

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

California Tequila, Inc.

By:

/s/ Richard Gamarra
Richard Gamarra, Chief Executive Officer
Date: September 12, 2024

This Offering Statement has been signed by the following persons in the capacities and on the dates indicated.

/s/ Richard Gamarra
Richard Gamarra, Chief Executive Officer, Secretary and Director
Date: September 12, 2024
Location Signed: City of Rancho Santa Margarita, California

/s/ Andrew Ulmer
Andrew Ulmer, President, Chief Financial Officer, Chief Accounting Officer and Director
Date: September 12, 2024
Location Signed: City of Rancho Santa Margarita, California